Exhibit 12

XEROX CORPORATION

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
(in millions)	2008	2007
Fixed charges:
Interest expense	$134	$136
Capitalized interest	2	—
Portion of rental expense which represents interest factor	23	22

Total Fixed charges	$159	$158

Earnings available for fixed charges:
Earnings	$(490)	$335
Adjusted for: Undistributed equity in income of affiliated companies	(27)	(5)
Add: Fixed charges	159	158
Less: Capitalized interest	(2)	—

Total Earnings available for fixed charges	$(360)	$488

Ratio of earnings to fixed charges	*	3.09

*	Earnings for the three months ended March 31, 2008 were inadequate to cover fixed charges by $519.